Dimensional

July 1, 2020

Via EDGAR

Anu Dubey
U.S. Securities and Exchange Commission
Division of Investment Management
Judiciary Plaza–Room 5422
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention: Ms. Dubey:

Re:	DFA Investment Dimensions Group Inc. File Nos. 2-73948 and 811-3258

Dear Ms. Dubey:

On behalf of DFA Investment Dimensions Group Inc. (the “Registrant”), the following are the responses to the Staff’s supplemental comments conveyed with regard to Post-Effective Amendment Nos. 245/247 to the Registration Statement of the Registrant (the “Amendment”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 17, 2020, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “1933 Act”), for the purposes of registering the U.S. Sustainability Targeted Value Portfolio (the “Portfolio”).

Each supplemental SEC Staff comment is summarized below, followed by the Registrant’s response to the comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

Prospectus

1. Comment. If you use multiple third-party service providers to provide research and/or ratings information relating to the Portfolio’s sustainability impact considerations with respect to securities in the portfolio, please identify the primary one and briefly describe its methodology to come up with the ratings.

Response. The Registrant supplementally confirms that it does not intend to utilize a primary third-party service provider.  Further, the Registrant notes that based on the research provided by multiple third-party service providers, the Advisor will determine an overall impact score for a company (i.e., rather than relying on a third-party service provider’s methodology) and will consider the overall impact score of the issuer when determining whether a security should be excluded from the Portfolio’s securities holdings. The Advisor may also exclude, decrease, or increase the weight of specific companies due to any specific factor.

U.S. Securities and Exchange Commission
July 1, 2020

2. Comment. Please provide additional clarification regarding the due diligence process regarding the data used by the Advisor that is provided by any third-party service providers that provide research and/or ratings information relating to the Portfolio’s sustainability impact considerations.

Response. The Registrant supplementally confirms that the Advisor performs due diligence on the data obtained for its sustainability impact considerations in a variety of ways, some of which include obtaining data from multiple leading third-party service providers on an ongoing basis, comparing data sets against each other and evaluating changes between time periods, comparing data versus public disclosures, recalculating data to verify its accuracy, and continuously evaluating new third-party service providers.

3. Comment. Please clarify how the disclosure on page 18 of the Prospectus, which notes that for Portfolio shares that were purchased by check, payment of redemption proceeds “may take up to ten days or more,” is consistent with Section 22(e) of the 1940 Act.

Response. The Registrant has revised the disclosure accordingly to make it consistent with Section 22(e) of the 1940 Act and relevant SEC guidance.

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Please do not hesitate to contact Ms. Cresswell at (215) 564-8048, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Ryan P. Buechner
Ryan P. Buechner, Esq.
Vice President and Assistant Secretary
DFA Investment Dimensions Group Inc.